UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

EVOKE PHARMA, INC.

(Name of Subject Company)

EVOKE PHARMA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30049G302

(CUSIP Number of Class of Securities)

Matthew D’Onofrio

Chief Executive Officer

Evoke Pharma, Inc.

420 Stevens Avenue, Suite 230

Solana Beach, California 92075

(858) 345-1494

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel E. Rees

Matthew T. Bush

Anthony A. Gostanian

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Evoke Pharma, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on November 14, 2025, relating to the offer by QOL-EOS Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of QOL Medical, LLC, a Delaware limited liability company (“Parent”) to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of the Company in exchange for $11.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Offer Price”). Such offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2025, as amended on December 8, 2025 by Amendment No. 1 to Tender Offer Statement on Schedule TO (as so amended, and as it may be further amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9, as amended by this Amendment. This Amendment is being filed to reflect certain updates or provide supplemental information as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

A new subsection is added immediately prior to the heading entitled “Item 8. Additional Information– Annual and Quarterly Reports” on page 44 of the Schedule 14D-9 which provides as follows:

Expiration of the Offer; Completion of the Merger.

The Offer expired at one minute past 11:59 p.m., New York City time, on December 15, 2025 (such date and time, the “Offer Expiration Time”), and the Offer was not extended. Broadridge Corporate Issuer Solutions, LLC (the “Depositary”) has advised that, as of the Offer Expiration Time, a total of 1,164,862 Shares were validly tendered pursuant to the Offer and not validly withdrawn, representing approximately 67.63% of the Shares outstanding as of immediately prior to the Offer Expiration Time.

As of the Offer Expiration Time, the number of Shares validly tendered pursuant to the Offer and not validly withdrawn satisfied the Minimum Condition (as defined in the Merger Agreement), and all other conditions to the Offer had been satisfied. Promptly following the Offer Expiration Time, Purchaser irrevocably accepted for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn.

Following acceptance for payment of the Shares, on December 17, 2025, Purchaser effected the Merger in accordance with Section 251(h) of the DGCL, without a meeting of the Company’s stockholders and without a vote or any further action by the Company’s stockholders.

The Shares ceased to trade on Nasdaq prior to the opening of business on December 17, 2025 and are being delisted. Parent and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the suspension of all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On December 17, 2025, Parent issued a press release announcing the expiration and results of the Offer and the completion of the acquisition of the Company. The full text of the press release is included as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)	Press Release issued by Parent, dated December 17, 2025 (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 2 to the Schedule TO filed by Parent and Merger Sub with the SEC on December 17, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Evoke Pharma, Inc.

By:	/s/ Mark Kowieski
Name: Mark Kowieski
Title: Chief Financial Officer

Dated: December 17, 2025